UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                                (AMENDMENT NO.2)*

                                  Amicas, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    928483106
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                       (Continued on the Following Pages)

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Corsair Capital Partners, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             2,572,966

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             2,572,966

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,572,966

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             5.9%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Long Short International, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             233,500

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             233,500

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             233,500

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.5%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Select, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             1,586,426

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             1,586,426

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,586,426

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             3.6%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Capital Partners 100, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             104,006

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             104,006

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             104,006

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.2%

12.     TYPE OF REPORTING PERSON*

             PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Capital Investors, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             333,669

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             333,669

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             333,669

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             0.8%

12.     TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corsair Capital Management, L.L.C.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             0

6.      SHARED VOTING POWER

             4,830,567

7.      SOLE DISPOSITIVE POWER

             0

8.      SHARED DISPOSITIVE POWER

             5,777,767

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,777,767

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             13.2%

12.     TYPE OF REPORTING PERSON*

             OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Jay R. Petschek

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             52,300

6.      SHARED VOTING POWER

             4,830,567

7.      SOLE DISPOSITIVE POWER

             52,300

8.      SHARED DISPOSITIVE POWER

             5,777,767

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,830,067

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             13.4%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Steven Major

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             80,900

6.      SHARED VOTING POWER

             4,830,567

7.      SOLE DISPOSITIVE POWER

             80,900

8.      SHARED DISPOSITIVE POWER

             5,777,767

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,858,667

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             13.4%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Shai Gerson

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a)  [x]
        (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

             12,830

6.      SHARED VOTING POWER

             0

7.      SOLE DISPOSITIVE POWER

             12,830

8.      SHARED DISPOSITIVE POWER

             0

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             12,830

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             Less than 0.1%

12.     TYPE OF REPORTING PERSON*

             IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed pursuant to Rule 13d-2(b) promulgated under the Securities Exchange Act of 1934, as amended, with respect to the shares of common stock (the "Common Stock") of Amicas, Inc. beneficially owned by the Reporting Persons identified in Item 2(a) below as of February 8, 2005, and amends and supplements the Schedule 13G originally filed on August 5, 2004, as previously amended (collectively, the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

ITEM 1(a).      NAME OF ISSUER:

     Amicas, Inc. (f/k/a VitalWorks Inc.) (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     20 Guest Street, Suite 200
     Boston, Massachusetts 02135

ITEM 2(a).      NAME OF PERSON FILING:

     The names of the persons filing this statement on Schedule 13G are: Corsair Capital Partners, L.P. ("Corsair Capital"), Corsair Long Short International, Ltd. ("Corsair International"), Corsair Select, L.P. ("Corsair Select"), Corsair Capital Partners 100, L.P. ("Corsair 100"), Corsair Capital Investors, Ltd. ("Corsair Investors"), Corsair Capital Management, L.L.C. ("Corsair Management"), Jay R. Petschek ("Mr. Petschek"), Steven Major ("Mr. Major") and Shai Gerson ("Mr. Gerson" and collectively, the "Reporting Persons"). Corsair Management is the investment manager of Corsair Capital, Corsair International, Corsair Select, Corsair 100 and Corsair Investors and the manager of other separate accounts. Messrs. Petschek and Major are the controlling persons of Corsair Management. Mr. Gerson is an employee of Corsair Management. Each of the other Reporting Persons disclaims beneficial and pecuniary interest in the shares of Common Stock beneficially owned by Mr. Gerson and Mr. Gerson disclaims beneficial and pecuniary interest in the shares of Common Stock beneficially owned by each of the other Reporting Persons.

ITEM 4.         OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          Corsair Capital beneficially owns 2,572,966 shares of Common Stock.

          Corsair  International  beneficially  owns  233,500  shares  of Common
          Stock.

          Corsair Select beneficially owns 1,586,426 shares of Common Stock.

          Corsair 100 beneficially owns 104,006 shares of Common Stock.

          Corsair Investors beneficially owns 333,669 shares of Common Stock.

          Corsair Management, as the investment manager of each of Corsair Capital, Corsair International, Corsair Select, Corsair 100 and Corsair Investors is deemed to beneficially own the 4,830,567 shares of Common Stock beneficially owned by them and an additional 947,200 shares of Common Stock held in separate accounts managed by it.

          Mr. Petschek, as a controlling person of Corsair Management, is deemed to beneficially own the 5,777,767 shares of Common Stock beneficially owned by Corsair Management and the beneficial owner of an additional 52,300 shares of Common Stock that he owns personally or through separate accounts managed by him.

          Mr. Major is a controlling person of Corsair Management and is deemed to beneficially own the 5,777,767 shares of Common Stock beneficially owned by Corsair Management and the beneficial owner of an additional 80,900 shares of Common Stock that he owns personally or through separate accounts managed by him.

          Mr. Gerson is the beneficial owner of 12,830 shares of Common Stock that he owns personally.

          Collectively, the Reporting Persons beneficially own 5,923,797 shares of Common Stock.

     (b)  Percent of Class:

          Corsair Capital's beneficial ownership of 2,572,966 shares of Common Stock represents 5.9% of all the outstanding shares of Common Stock.

          Corsair International's beneficial ownership of 233,500 shares of Common Stock represents 0.5% of all the outstanding shares of Common Stock.

          Corsair Select's beneficial ownership of 1,586,426 shares of Common Stock represents 3.6% of all the outstanding shares of Common Stock.

          Corsair 100's beneficial ownership of 104,006 shares of Common Stock represents 0.2% of all the outstanding shares of Common Stock.

          Corsair Investors' beneficial ownership of 333,669 shares of Common Stock represents 0.8% of all the outstanding shares of Common Stock.

          Corsair Management's beneficial ownership of 5,777,767 shares of Common Stock represents 13.2% of all the outstanding shares of Common Stock.

          The 5,830,067 shares of Common Stock deemed to be beneficially owned by Mr. Petschek represent 13.4% of all the outstanding shares of Common Stock.

          The 5,858,667 shares of Common Stock deemed to be beneficially owned by Mr. Major represent 13.4% of all the outstanding shares of Common Stock.

          Mr. Gerson's beneficial ownership of 12,830 shares of Common Stock represents less than 0.1% of all the outstanding shares of Common Stock.

          Collectively, the Reporting Persons beneficially own 5,923,797 shares of Common Stock representing 13.6% of all the outstanding shares of Common Stock.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

                Mr. Petschek has the sole power to vote or to direct the vote of the 52,300 shares of Common Stock beneficially owned by him personally or through separate accounts managed by him.

                Mr. Major has the sole power to vote or to direct the vote of the 80,900 shares of Common Stock beneficially owned by him personally or through separate accounts managed by him.

                Mr. Gerson has the sole power to vote or to direct the vote of the 12,830 shares of Common Stock beneficially owned by him personally.

          (ii)  Shared  power to vote or to direct  the vote of shares of Common
                Stock:

                Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of 2,572,966 shares of Common Stock.

                Corsair International, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 233,500 shares of Common Stock.

                Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 1,586,426 shares of Common Stock.

                Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of 104,006 shares of Common Stock.

                Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of 333,669 shares of Common Stock.

          (iii) Sole power to dispose or to direct the disposition of shares of Common Stock:

                Mr. Petschek has the sole power to dispose or to direct the disposition of the 52,300 shares of Common Stock beneficially owned by him personally or through separate accounts managed by him.

                Mr. Major has the sole power to dispose or to direct the disposition of the 80,900 shares of Common Stock beneficially owned by him personally or through separate accounts managed by him.

                Mr. Gerson has the sole power to dispose or to direct the disposition of the 12,830 shares of Common Stock beneficially owned by him personally or through separate accounts managed by him.

          (iv) Shared power to dispose or to direct the disposition of shares of Common Stock:

                Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 2,572,966 shares of Common Stock.

                Corsair International, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 233,500 shares of Common Stock.

                Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 1,586,426 shares of Common Stock.

                Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 104,006 shares of Common Stock.

                Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 333,669 shares of Common Stock.

                Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of 947,200 shares of Common Stock held in separate accounts managed by Corsair Management.

ITEM 10.        CERTIFICATION.

     By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  February 14, 2005

        CORSAIR CAPITAL PARTNERS, L.P.
        By:  Corsair Capital Advisors, L.L.C.,
                 General Partner

             By: /s/ Steven Major
                 ----------------
                     Steven Major, Managing Member

        CORSAIR LONG SHORT INTERNATIONAL, LTD.
        By:  Corsair Capital Management, L.L.C.,
                 Director

             By: /s/ Steven Major
                 ----------------
                     Steven Major, Managing Member

        CORSAIR SELECT, L.P.
        By:  Corsair Select Advisors, L.L.C.,
                 General Partner

             By: /s/ Steven Major
                 ----------------
                     Steven Major, Managing Member

        CORSAIR CAPITAL INVESTORS, LTD.
        By:  Corsair Capital Management, L.L.C.,
                 Director

             By: /s/ Steven Major
                 ----------------
                     Steven Major, Managing Member

        CORSAIR CAPITAL PARTNERS 100, L.P.
        By:  Corsair Capital Advisors, L.L.C.,
                 General Partner

             By: /s/ Steven Major
                 ----------------
                     Steven Major, Managing Member

        CORSAIR CAPITAL MANAGEMENT, L.L.C.

        By: /s/ Steven Major
            ----------------
                Steven Major, Managing Member


        /s/ Jay R. Petschek
        -------------------
            Jay R. Petschek


        /s/ Steven Major
        ----------------
            Steven Major

        /s/ Shai Gerson
        ----------------
            Shai Gerson